April 26, 2006

George Lichter
Chief Executive Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina Del Rey, CA 90292

**Re:     InfoSearch Media, Inc.**
**Amendment No. 3 to Form SB-2**
**Filed on April 17, 2006**
**File No. 333-126654**

Dear Mr. Lichter:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note you submitted a response letter dated April 20, 2006 with your supporting documentation.  Please upload this letter to EDGAR as correspondence.

Revenues, page 18

2.      We note your response to comment 2.  In the first paragraph of this section, you state that in your affiliate program you purchase visitor traffic from other online advertising companies.  Please revise your disclosure to explain how you purchase visitor traffic from other online advertising companies.

Executive Compensation, page 31

3.      We note your response to comment 8.  In footnote 3 to the compensation table, you state
        that Mr. Lazuka transferred 59,165 options to a family member.  Please revise the
        compensation table to include the shares underlying the transferred options as those
        options were originally granted to Mr. Lazuka.  Refer to Item 402(b)(2)(iv)(B) of
        Regulation S-B.

Item 26.  Recent Sales of Unregistered Securities, page II-2

4.      We note your response to prior comments 13-15.  Please revise the second and third
        paragraphs on page II-3 to disclose the exemption from registration and the facts relied
        upon to make the exemption available.  Also, please disclose the type and amount of
        consideration paid for the restricted stock issued in 2005, the options issued in connection
        with the Merger, and the additional options issued in 2005.  Refer to Item 701 of
        Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above
registration statement.  We will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement.  Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration.  Please provide this request at least two
business days in advance of the requested effective date.

You may contact Jamie Webster, Accountant, at (202) 551-3446 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc:     Christopher Dillon, Esq. (*via facsimile*)